

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Gerome Daren Sapp
Chief Executive Officer
370 Markets LLC
8545 W. Warm Springs Road, Ste A4 #192
Las Vegas, NV 89113

> **Re: 370 Markets LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed March 9, 2021**
> **File No. 024-11383**

Dear Mr. Sapp:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A Filed March 9, 2021

Part F/S
Financial Statements, page 101

1. As discussed in our March 9, 2021 phone call, please tell us in greater detail what financial statements you intend to include in your annual and semiannual reports, once you and each Series are capitalized on other than a nominal basis. If the financial statements will reflect 370 Markets, LLC in total and each Series, so state. Also, address whether the audit reports provided will cover 370 Markets, LLC in total and each Series.

You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services